FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐    No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Quebecor Media’s subsidiaries operate in the following business segments : Cable, Newspapers, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities of the Company in the first quarter of 2009 and the major changes from the last financial year. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. The Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Company for the financial year ended December 31, 2008 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE END OF 2008
•	On March 5, 2009, Videotron Ltd. (“Videotron”) issued US$260.0 million aggregate principal amount of Senior Notes at an effective rate of 9.35%, for net proceeds of $332.4 million (including accrued interest and before financing expenses). Videotron used the proceeds to repay all drawings under its senior secured credit facility and the remainder for general purposes. In the context of the current instability of the financial markets, Videotron seized the opportunity to optimize its liquidity position through this offering.
•	On March 30, 2009, Videotron reached an agreement to renew its collective agreements encompassing all of its 2,822 unionized employees, including Montréal, Sherbrooke and Québec City until December 31, 2013, Saguenay—Lac-St-Jean until January 31, 2014, and Gatineau until August 31, 2015. The agreement covers all of Videotron’s unionized employees. It will support Videotron’s continued growth going forward and implementation of its business plan.
•	The restructuring programs in the Newspapers segment, launched in late 2008, are progressing according to schedule and generated estimated savings of $7.0 million in the first quarter of 2009. The positive financial effects of the restructuring initiatives are expected to grow going forward, as other measures designed to enhance operational efficiency, productivity and optimal use of resources are implemented. These measures include the ISO program launched several years ago, which has now been extended to the newspapers acquired as part of the takeover of Osprey Media Publishing Inc. (“Osprey Media”). At the same time, exploration of other cost-reduction opportunities will continue, alongside the search for new revenue streams, including those related to the marketing of the content produced by the QMI press agency.
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income
We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other special items, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income as disclosed in the consolidated financial statements in table 1 below.
Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended March 31

	2009	2008

Operating income
Cable	$223.6	$196.6
Newspapers	29.7	46.0
Broadcasting	12.4	11.0
Leisure and Entertainment	0.8	(1.6)
Interactive Technologies and Communications	0.4	(0.7)
Head Office	5.6	1.4

	272.5	252.7
Amortization	(83.9)	(77.5)
Financial expenses	(54.6)	(67.4)
Gain (loss) on valuation and translation of financial instruments	14.2	(6.4)
Restructuring of operations and other special items	(3.4)	(1.6)
Income taxes	(36.6)	(40.0)
Non-controlling interest	(3.0)	(2.6)
Income from discontinued operations	—	2.3

Net income	$105.2	$59.5

Cash Flows from Segment Operations
We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flows from segment operations in this quarterly report, we provide the detailed calculation of the measure in the same section.
Free Cash Flows from Continuing Operating Activities
We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operating activities is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. We provide a reconciliation of free cash flows from continuing operating activities to cash flows provided by continuing operations measure reported in the consolidated financial statements in Table 2 below.
Table 2
Reconciliation between free cash flows from continuing operating activities and the cash flows provided by continuing operating activities measure reported in the financial statements
(in millions of Canadian dollars)

	Three months ended March 31

	2009	2008

Free cash flows from continuing operating activities (see Table 3)	$16.0	$(73.8)
Additions to property, plant and equipment	118.9	124.5
Proceeds from disposal of assets	(0.5)	(0.2)

Cash flows provided by continuing operating activities	$134.4	$50.5

Average Monthly Revenue per User
ARPU is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian GAAP or U.S. GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2009/2008 FIRST QUARTER COMPARISON
Revenues: $896.2 million, an increase of $19.1 million (2.2%).
•	Revenues increased in Cable (by $46.9 million or 10.9% of segment revenues), mainly because of customer growth for all services, Broadcasting ($3.3 million or 3.1%), Interactive Technologies and Communications ($2.1 million or 10.2%), and Leisure and Entertainment ($1.5 million or 2.4%).

•	Revenues decreased in Newspapers (by $32.6 million or -11.7%), mainly as a result of lower advertising revenues.

Operating income: $272.5 million, an increase of $19.8 million (7.8%).
•	Operating income increased in Cable (by $27.0 million or 13.7% of segment operating income), Leisure and Entertainment ($2.4 million), Broadcasting ($1.4 million or 12.7%), Interactive Technologies and Communications ($1.1 million) and Head Office ($4.2 million), due primarily in the latter case to reversal of a 2008 reserve for bonuses.

•	Operating income decreased in Newspapers ($16.3 million or -35.4%).

•	The fair value of Quebecor Media, based on market comparables, decreased less significantly in the first quarter of 2009 than it did in the same period of 2008. The changes in fair value generated a $1.4 million unfavourable variance in the stock option expense in the first quarter of 2009, compared with the same period of 2008.

•	Unfavourable variance of $3.8 million (including $3.1 million in the Cable segment and $0.7 million in the Broadcasting segment) related to the recognition in the first quarter of 2009 of a provision for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the favourable Federal Court decision on these fees (for more details, see “Part II licence fees” below in the discussion of the results of the Cable segment and the Broadcasting segment).

•	Excluding the impact of the consolidated stock option expense and the operating income of Osprey Media, and if the figures for prior periods are restated to reflect the Part II licence fee adjustment, the increase in operating income in the first quarter of 2009 was 11.1%, compared with 20.7% in the same period of 2008.
Net income: $105.2 million, compared with $59.5 million in the first quarter of 2008, an increase of $45.7 million (76.8%).
•	The increase was mainly due to:
•	$20.6 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$19.8 million increase in operating income;

•	$12.8 million decrease in financial expenses;

•	$3.4 million decrease in income tax expense.
Partially offset by:
•	$6.4 million increase in amortization charge.
Amortization charge: $83.9 million, an increase of $6.4 million.
•	The increase was mainly due to significant capital expenditures in 2008 and the first quarter of 2009, largely in the Cable and Newspapers segments.
Financial expenses: $54.6 million, a decrease of $12.8 million.
•	The decrease was mainly due to:
•	$10.7 million increase in interest capitalized to cost of property, plant and equipment and intangible assets;

•	$7.2 million favourable variance in exchange rate on operating items;

•	lower base interest rates.
Offset by:
•	impact of higher indebtedness.
Gain on valuation and translation of financial instruments: $14.2 million in the first quarter of 2009, compared with a $6.4 million loss in the same quarter of 2008, for a $20.6 million favourable variance related to positive variances in gains and losses on the ineffective portion of fair value hedging relationships and in the fluctuation in the fair value of other financial instruments, including early settlement options, due to fluctuations in interest rates.

Charge for restructuring of operations and other special items: $3.4 million in the first quarter of 2009, compared with $1.6 million in the same period of 2008.
•	In the first quarter of 2009, a $2.7 million charge for restructuring of operating activities was recorded in the Newspapers segment in connection with new staff reduction programs, mainly in Western Canada, compared with $1.6 million in the same quarter of 2008.

•	A $0.7 million charge for restructuring of operating activities was also recorded in the first quarter of 2009 in other segments, including Interactive Technologies and Communications.
Income tax expense: $36.6 million in the first quarter of 2009 (effective tax rate of 25.3%), compared with $40.0 million in the same period of 2008 (effective tax rate of 40.1%).
•	The decrease in the effective tax rate in the first quarter of 2009, compared with the same period of 2008, was mainly due to:
•	recognition in the first quarter of 2009 of tax benefits in the amount of $8.7 million related to tax consolidation transactions with the parent company;

•	unfavourable tax rate mix in the first quarter of 2008 in the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments.
FREE CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Free cash flows from continuing operating activities: $16.0 million in the first quarter of 2009, compared with negative $73.8 million in the same period of 2008 (see Table 3).
•	The $89.8 million improvement was mainly due to:
•	$52.0 million decrease in use of funds for non-cash balances related to operations, due primarily to disbursements of $88.1 million in the first quarter of 2008 in connection with the exercise of stock options, partially offset by the impact of a larger decrease in other accounts payable and accrued charges in the first quarter of 2009;

•	$19.8 million increase in operating income;

•	$12.9 million decrease in cash interest expense, resulting mainly from $10.7 million increase in interest capitalized to cost of property, plant and equipment and other assets.

Table 3
Free cash flows from continuing operating activities
(in millions of Canadian dollars)

	Three months ended March 31
	2009	2008

Cash flows from segment operations
Cable	$122.3	$110.2
Newspapers	19.2	11.8
Broadcasting	7.4	9.2
Leisure and Entertainment	0.1	(3.0)
Interactive Technologies and Communications	(0.4)	(1.2)
Head Office and other	5.5	1.4

	154.1	128.4
Cash interest expense[1]	(52.5)	(65.4)
Cash portion of charge for restructuring of operations and other special items	(3.4)	(1.6)
Current income taxes	0.8	1.1
Other	1.8	0.5
Net change in non-cash balances related to operations	(84.8)	(136.8)

Free cash flows from continuing operating activities	$16.0	$(73.8)

[1]	Interest on long-term debt and other interest, less interest capitalized to cost of property, plant and equipment and other assets (see Note 3 to the consolidated financial statements).
Table 4
Reconciliation of cash flows from segment operations to operating income
(in millions of Canadian dollars)

	Three months ended March 31

	2009	2008

Operating income	$272.5	$252.7
Additions to property, plant and equipment	(118.9)	(124.5)
Proceeds from disposal of assets	0.5	0.2

Cash flows from segment operations	$154.1	$128.4

SEGMENTED ANALYSIS
Cable segment
First quarter 2009 operating results
Revenues: $477.5 million, an increase of $46.9 million (10.9%).
•	Combined revenues from all cable television services increased $16.6 million (8.5%) to $211.7 million, due primarily to customer base growth, migration from analog to digital service, increases in some rates, increased video on demand and pay TV orders, and the success of high definition (“HD”) packages.

•	Revenues from Internet access services increased $16.9 million (14.1%) to $136.8 million. The improvement was mainly due to customer growth, customer migration to higher-speed services, increases in some rates and higher per-customer volume.

•	Revenues from cable telephone service increased $17.6 million (27.1%) to $82.5 million, almost entirely due to customer growth. The increase would have been greater had there not been a decrease in average per-customer long-distance revenues.

•	Revenues from wireless telephone service increased $2.1 million (30.3%) to $9.1 million, mainly due to customer growth.

•	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $3.1 million (-22.1%) to $10.8 million. The decrease was mainly due to the franchising of 18 corporate stores since October 21, 2008, the sale of StarStruck stores in Ontario on February 15, 2008, and store closings, partially offset by increases in royalty revenues and some other revenues.
Monthly ARPU: $85.08 in the first quarter of 2009, compared with $78.37 in the same period of 2008, an increase of $6.71 (8.6%).
Customer statistics
Cable television — The combined customer base for all of Videotron’s cable television services increased by 13,600 in the first quarter of 2009 (compared with an increase of 14,100 in the same quarter of 2008), and by 77,000 (4.7%) in the 12-month period ended March 31, 2009 (Table 5). As of March 31, 2009, Videotron had 1,729,200 customers for its cable television services, for a household penetration rate (number of subscribers as a proportion of total homes passed by the cable network, i.e., 2,552,500 homes as of the end of March 2009) of 67.7%, compared with 65.9% one year earlier.
•	The number of subscribers to illico Digital TV stood at 963,200 at the end of the first quarter of 2009, an increase of 35,900 or 3.9% during the quarter (compared with an increase of 34,600 in the first quarter of 2008) and an increase of 160,400 (20.0%) over a 12-month period. As of March 31, 2009, illico Digital TV had a household penetration rate of 37.7% versus 32.0% a year earlier.

•	The customer base for analog cable television services decreased by 22,300 (-2.8%) in the first quarter of 2009 (compared with a decrease of 20,500 customers in the same quarter of 2008) and by 83,400 (-9.8%) over a 12-month period, primarily as a result of customer migration to illico Digital TV.
Internet access — The number of subscribers to cable Internet access services stood at 1,089,300 at March 31, 2009, an increase of 25,500 (2.4%) from the previous quarter (compared with an increase of 32,300 in the first quarter of 2008) and an increase of 124,000 (12.8%) over the 12-month period ended March 31, 2009 (see Table 5). At March 31, 2009, cable Internet access services had a household penetration rate of 42.7%, compared with 38.5% at March 31, 2008.
Cable telephone service — The number of subscribers to cable telephone service stood at 890,900 at the end of March 2009, an increase of 38,900 (4.6%) from the previous quarter (compared with an increase of 55,200 in the first quarter of 2008) and an increase of 199,300 (28.8%) from the end of the first quarter of 2008 (Table 5). At March 31, 2009, the IP telephone service had a household penetration rate of 34.9%, compared with 27.6% one year earlier.
Wireless telephone service — At March 31, 2009, there were 68,000 activated phones on the wireless telephone service, compared with 63,400 at the end of December 2008, an increase of 4,600 (7.3%). The number of activated phones increased by 18,100 (36.3%) during the 12-month period ended March 31, 2009 (Table 5).

Table 5
Cable segment quarter-end customer numbers for last eight quarters
(in thousands of customers)

	Mar. 2009	Dec. 2008	Sept. 2008	June 2008	Mar. 2008	Dec. 2007	Sept. 2007	June 2007

Cable television
Analog	766.0	788.3	814.8	829.5	849.4	869.9	896.0	905.4
Digital	963.2	927.3	876.7	830.5	802.8	768.2	720.3	679.1

Total cable television	1,729.2	1,715.6	1,691.5	1,660.0	1,652.2	1,638.1	1,616.3	1,584.5
Cable Internet	1,089.3	1,063.8	1,031.4	988.9	965.3	933.0	898.9	853.9
Cable telephone	890.9	852.0	797.9	742.9	691.6	636.4	573.8	503.7
Wireless telephone	68.0	63.4	58.6	54.6	49.9	45.1	38.7	30.7

Operating income: $223.6 million, an increase of $27.0 million (13.7%).
•	The increase was due primarily to:
•	customer growth for all services;

•	increases in some rates, primarily for cable television and cable Internet access.
Partially offset by:
•	increase in the unit cost of digital set-top boxes;

•	$3.1 million unfavourable variance related to the recognition in the first quarter of 2009 of a provision for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the favourable Federal Court decision on these fees (see “Part II licence fees” below);

•	$1.7 million unfavourable variance in expenses related to Quebecor Media’s stock option plan that are charged to its operating segments as a direct charge, to reflect participation by segment managers in the plan, and management fees.
•	Excluding the unfavourable variation in the stock option expense, and if the figures for prior periods were restated to reflect the CRTC Part II licence fee adjustment, operating income would have increased by 16.4% in the first quarter of 2009, compared with 25.1% in the same quarter of 2008.
Operating costs for all Cable segment operations, expressed as a percentage of revenues: 53.2% in the first quarter of 2009, compared with 54.3% in the same period of 2008. Operating costs as a proportion of revenues decreased for the following reasons:
•	the significant fixed component of costs, which does not fluctuate in proportion to revenue growth;

•	the marginal impact on costs of the increases in some rates.
Cash flows from segment operations: $122.3 million in the first quarter of 2009, compared with $110.2 million in the same period of 2008 (Table 6), an increase of $12.1 million.
•	The $27.0 million increase in operating income was partially offset by a $15.3 million increase in additions to property, plant and equipment, compared with the same period of 2008, mainly because of spending on the Advanced Wireless Services (“AWS”) network.
Table 6: Cable segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended March 31

	2009	2008

Operating income	$223.6	$196.6
Additions to property, plant and equipment	(101.8)	(86.5)
Proceeds from disposal of assets	0.5	0.1

Cash flows from segment operations	$122.3	$110.2

Other developments since the end of 2008
March 25, 2009: Videotron announced the forthcoming opening of a Customer Contact Centre in Joliette, in the Lanaudière region. The new centre will employ a team of customer service and technical support advisors and will create more than 270 permanent jobs in the region.
January 7, 2009: Videotron rolled out its Ultimate Speed Internet 30tm and Ultimate Speed Internet 50tm services to the Montréal South Shore area. At the same time, Videotron upgraded transfer limits to 70 gb for Ultimate Speed Internet 30tm and 100 gb for Ultimate Speed Internet 50tm.
Part II licence fees
In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did constitute taxes, that the CRTC was to cease collection of such fees, but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent year, the Part II licence fees payable on November 30 of each year unless a Superior Court reversed the Federal Court decision. Considering these facts and as a result of the decision of the Federal Court, the Cable segment reversed its liability and ceased recording these Part II licence fees as of the third quarter of 2007.
On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and requested leave to appeal to the Supreme Court of Canada, which was granted on December 18, 2008. The CRTC publicly stated that it would make no attempt to collect outstanding Part ll fees until the earlier of a) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or b) the matter is settled between the parties. The Company believes in the merit of its case. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect the Part II licence fees to which the Company is subject, in the second quarter of 2008 the Cable segment recorded a liability of $19.5 million related to the Part II licence fees. It has since been recognizing a monthly charge in connection with these fees.

Newspapers segment
First quarter 2009 operating results
Revenues: $245.5 million, a decrease of $32.6 million (-11.7%).
•	Advertising revenues decreased 14.9%, combined revenues from commercial printing and other sources decreased 8.0%, and circulation revenues increased 1.5%. The Newspapers segment is being impacted by the dramatic industry-wide changes of the past several years and the troubled economic environment, which together are negatively affecting its advertising revenues.

•	The revenues of the urban dailies and the community newspapers decreased by 11.4% and 15.5% respectively in the first quarter of 2009.

•	Revenues from portals increased 8.7%; at the general-interest portals, revenues increased 21.9%, due mainly to higher revenues from website creation and maintenance, including the sites of affiliated companies.
Operating income: $29.7 million, a decrease of $16.3 million (-35.4%).
•	The decrease was due primarily to:
•	impact of the decrease in revenues;

•	$6.1 million increase in newsprint costs;

•	expenditures related to the start-up of Quebecor MediaPages;

•	increase in portal operating expenses and investment in new products;

•	$1.3 million unfavourable variance related to the stock option expense.
Partially offset by:
•	$14.5 million decrease in operating costs due to stringent cost controls, including introduction of restructuring measures since December 2008 and $5.7 million favourable impact of reversal of 2008 reserve for bonuses, as well as favourable impact on labour costs of the labour dispute at Le Journal de Montréal since January 24, 2009.
The restructuring measures introduced in the Newspapers segment in late 2008 are on schedule. The cost-reduction initiatives implemented as part of the productivity improvement programs include staff cuts, consolidation of prepress operations, reorganization of insertion and press room operations, joint distribution agreements, and other resource centralization and optimization efforts across the Newspapers segment’s operations in all regions. Exploration of new cost-reduction opportunities will continue, alongside development of new revenue streams, including those related to the marketing of the content produced by the QMI press agency and to integrated, convergent solutions offered to our business partners.
Operating costs for all Newspapers segment operations, expressed as a percentage of revenues: 87.9% in the first quarter of 2009, compared with 83.5% in the same period of 2008. The increase was mainly due to:
•	increase in the proportion of fixed costs, given the decrease in revenues on a comparable basis;

•	unfavourable net cost factors, described above in the discussion of operating income.
Cash flows from segment operations: $19.2 million in the first quarter of 2009, compared with $11.8 million in the same period of 2008 (Table 7).
•	The $7.4 million increase was due primarily to a $23.8 million decrease in additions to property, plant and equipment, mainly reflecting expenditures in the first quarter of 2008 in connection with phase two of the project to acquire new presses, which was partially offset by the $16.3 million decrease in operating income.

Table 7: Newspapers segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended March 31

	2009	2008

Operating income	$29.7	$46.0
Additions to property, plant and equipment	(10.5)	(34.3)
Proceeds from disposal of assets	—	0.1

Cash flows from segment operations	$19.2	$11.8

Other developments since end of 2008
On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal’s business model, and in order to prevent pressure tactics from disrupting the newspaper’s publication, Journal de Montréal management decided to exercise its rights under the Labour Code and declared a lock-out of the approximately 250 editorial, office and classified ad employees covered by the Syndicat des travailleurs de l’information du Journal de Montréal (STIJM) bargaining certificate. The Journal de Montréal continues publishing despite the labour dispute.
On April 16, 2009, AbitibiBowater Inc. (“AbitibiBowater”) and some of its Canadian subsidiaries placed themselves under the projection of the Companies’ Creditors Arrangement Act in Canada. On the same date, AbitibiBowater and some of its U.S. and Canadian subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater is the main supplier of newsprint to the Newspapers segment. These proceedings have had no material impact on the operations of Quebecor Media to date. However, Quebecor Media continues to minotor the situation.
Broadcasting segment
First quarter 2009 operating results
Revenues: $109.8 million, an increase of $3.3 million (3.1%).
•	Revenues from broadcasting operations increased $7.0 million, mainly because of:
•	higher advertising revenues, including the impact of the popular Star Académie program, combined with increased video on demand and other revenues at the TVA Network;

•	higher advertising and subscription revenues at the specialty channels;

•	higher revenues from Canal Indigo (100% of the revenues of Canal Indigo have been included since the buyout of the interest TVA Group Inc. (“TVA Group”) did not already hold on August 31, 2008).
Partially offset by:
•	decreased revenues at Shopping TVA;

•	decreased advertising revenues at Sun TV, mainly as a result of the difficult economic situation in the Ontario market.
•	Revenues from distribution operations decreased by $2.4 million, primarily as a result of lower sales of television products and decreased video and theatrical revenues.

•	Publishing revenues decreased $1.2 million, primarily as a result of lower newsstand sales.
Operating income: $12.4 million, an increase of $1.4 million (12.7%).
•	Operating income from broadcasting operations increased $0.6 million, mainly because of:
•	impact of revenue growth at the TVA Network and the specialty channels.
Partially offset by:
•	higher content and production costs at the TVA Network and the specialty channels;

•	unfavourable variance of $0.7 million related to the recognition in the first quarter of 2009 of a provision for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the favourable Federal Court decision on these fees (see “Part II licence fees” above).
•	Operating income from distribution operations was flat.

•	Operating income from publishing operations increased by $0.7 million, mainly as a result of the decrease in printing, advertising and marketing expenses, partially offset by the unfavourable impact of the decrease in revenues.
Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues: 88.7% in the first quarter of 2009, compared with 89.7% in the same period of 2008. The decrease in costs as a proportion of revenues was mainly due to lower costs for publishing operations.
Cash flows from operations: $7.4 million in the first quarter of 2009, compared with $9.2 million in the same period of 2008 (Table 8).
•	The $1.8 million decrease was due to a $3.2 million increase in additions to property, plant and equipment, resulting mainly from expenditures related to migration to HD television and computer equipment purchases, which was partially offset by the $1.4 million increase in operating income.
Table 8: Broadcasting segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended March 31

	2009	2008

Operating income	$12.4	$11.0
Additions to property, plant and equipment	(5.0)	(1.8)

Cash flows from segment operations	$7.4	$9.2

Other developments since end of 2008
The Board of Directors of TVA Group authorized a Normal Course Issuer Bid for a maximum of 985,210 Class B Shares, representing approximately 5% of the issued and outstanding Class B Shares. The purchases will be made from March 19, 2009 to March 18, 2010, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange and will be made in accordance with the requirements of said Exchange. During the first quarter of 2009, 3,500 Class B shares were repurchased for a cash consideration of $30,000.
Part II licence fees
In view of the facts noted under “Part II licence fees” in the discussion of the Cable segment’s results above, which also apply to the Broadcasting segment, the Broadcasting segment reversed its liability and ceased recording these Part II licence fees as of the third quarter of 2007.
Subsequently, in the second quarter of 2008, the Broadcasting segment recorded a total liability of $5.7 million related to the Part II licence fees. It has since been recognizing a monthly charge in connection with these fees.
Leisure and Entertainment segment
First quarter 2009 operating results
Revenues: $64.1 million, an increase of $1.5 million (2.4%).
•	6.0% increase in the Book division’s revenues, due primarily to an increase in the number of bestsellers distributed by Messagerie A.D.P. inc. (“Messagerie A.D.P.”) in the first quarter of 2009, compared with the same period of 2008.

•	The revenues of Archambault Group Inc. (“Archambault Group”) decreased by 0.4% due to:

•	6.4% increase in sales at Archambault stores, essentially because of higher sales of books, videos and musical instruments;

•	22.1% increase in distribution sales of Select due to the popularity of new releases in the first quarter of 2009, including an album based on the Star Académie television program and a CD released by singer Ginette Reno;

•	Musicor’s sales quadrupled, mainly because of the above-mentioned new releases.
These favourable factors were outweighed by:
•	the impact of the transfer of video on demand operations to the Cable segment.
Operating income: $0.8 million in the first quarter of 2009, compared with a $1.6 million operating loss in the same quarter of 2008. The $2.4 million improvement was due primarily to the increase in revenues of Archambault Group, on a comparable basis, and the increased sales at the Book division.
Cash flows from operations: $0.1 million in the first quarter of 2009, compared with negative $3.0 million in the same period of 2008 (Table 9).
•	The $3.1 million improvement was mainly due to:
•	$2.4 million improvement in operating income;

•	$0.7 million decrease in additions to property, plant and equipment, mainly because of higher capital expenditures in the first quarter of 2008 for the expansion and renovation of some Archambault stores.
Table 9: Leisure and Entertainment segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended March 31

	2009	2008

Operating income (loss)	$0.8	$(1.6)
Additions to property, plant and equipment	(0.7)	(1.4)

Cash flows from segment operations	$0.1	$(3.0)

Interactive Technologies and Communications segment
First quarter 2009 operating results
Revenue: $22.7 million, an increase of $2.1 million (10.2%).
•	The increase was mainly due to:
•	impact of increased revenues from government customers;

•	impact of increased volumes from customers in Europe and Asia;

•	favourable variance in currency translation.
Partially offset by:
•	decrease in volume in the United States.
Operating income: $0.4 million, compared with a $0.7 million operating loss in the first quarter of 2008.
•	The $1.1 million improvement was due mainly to:
•	favourable variance in the first quarter of 2009 due to one-time costs in the first quarter of 2008 related to taking Nurun Inc. (“Nurun”) private, including the impact related to the stock option expense;

•	impact of increased revenues.
Cash flows from operations: negative $0.4 million in the first quarter of 2009, compared with negative $1.2 million in the same period of 2008 (Table 10), a $0.8 million improvement due primarily to the $1.1 million improvement in operating income.

Table 10: Interactive Technologies and Communications segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended March 31

	2009	2008

Operating income (loss)	$0.4	$(0.7)
Additions to property, plant and equipment	(0.8)	(0.5)

Cash flows from segment operations	$(0.4)	$(1.2)

CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Cash flows provided by continuing operating activities: $134.4 million in the first quarter of 2009, compared with $50.5 million in the same period of 2008.
•	The $83.9 million increase was mainly due to:
•	$52.0 million decrease in use of funds for non-cash balances related to operations, due primarily to disbursements of $88.1 million in the first quarter of 2008 in connection with the exercise of stock options, partially offset by the impact of a larger decrease in other accounts payable and accrued charges in the first quarter of 2009;

•	$19.8 million increase in operating income;

•	$12.9 million decrease in cash interest expense, resulting mainly from $10.7 million increase in interest capitalized to cost of property, plant and equipment and intangible assets.
Working capital of Quebecor Media: negative $88.8 million at March 31, 2009, compared with negative $231.9 million at December 31, 2008, mainly as a result of a decrease in accounts payable and accrued charges (Table 12).
The debt management strategy accounts for most of the working capital deficit. Under the cash management process, receipts of deferred revenues that are periodic and renewable are used to reduce drawings on revolving credit facilities, which are recorded under long-term debt.
Financing Activities
Consolidated debt of Quebecor Media (long-term debt plus bank borrowings): an increase of $207.5 million in the first quarter of 2009.
•	The increase was due mainly to:
•	issuance by Videotron on March 5, 2009 of US$260.0 million aggregate principal amount of Senior Notes for net proceeds of $332.4 (including accrued interest and before financing expenses) The Senior Notes were sold at a price equivalent to 98.63% of face value, bear 9 1/8% interest (an effective rate of 9.35%) and mature on April 15, 2018;

•	estimated $95.2 million unfavourable impact of exchange rate fluctuations. The increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”
Partially offset by:
•	$194.4 million net decrease in Videotron’s drawings on revolving bank credit facilities and bank borrowings;

•	debt repayments totalling $14.0 million, mainly by Quebecor Media and Sun Media Corporation;

•	$5.8 million decrease in debt related to embedded derivatives, due mainly to interest rate fluctuations.
•	Assets and liabilities related to derivative financial instruments totalled a net asset of $312.0 million at March 31, 2009 (net of a $100.8 million liability at that date), compared with a net asset of $200.6 million at December 31, 2008 (net of a $117.3 million liability at that date). The positive variance was mainly due to the favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Investing Activities
Additions to property, plant and equipment: $118.9 million in the first quarter of 2009, compared with $124.5 million in the same period of 2008.
•	The $5.6 million decrease was mainly due to investments in the first quarter of 2008 in phase two of the project to acquire new presses in the Newspapers segment, partially offset by investments in the AWS network by the Cable segment in the first quarter of 2009.
Business acquisitions (including buyouts of minority interests): $1.0 million in the first quarter of 2009, compared with $86.3 million in the first quarter of 2008.
•	A contingent consideration of $1.0 million was paid in the first quarter of 2009 in connection with the acquisition of ASL Ltd. (“ASL”) in the Newspapers segment.

•	Business acquisitions in the first quarter of 2008 were as follows:
•	all outstanding Common Shares of Nurun not already held acquired for a total cash consideration of $75.0 million;

•	certain businesses acquired in 2008, primarily in the Newspapers segment, for a total cash consideration of $6.3 million;

•	$5.0 million contingent payment made in connection with the acquisition of Sogides Group Inc. in 2005.
Acquisition of intangible assets: $23.9 million in the first quarter of 2009, compared with $14.0 million in the same period of 2008, due primarily to interest capitalized to the investment in the building-out of the AWS network.
Financial Position at March 31, 2009
Net available liquid assets: $844.0 million for the Company and its wholly owned subsidiaries, consisting in $65.6 million in cash on hand and $778.4 million in available unused lines of credit.
Consolidated debt: total $4.55 billion, compared with $4.35 billion at December 31, 2008, a $207.5 million increase (see “Financing activities” above).
•	Consolidated debt included Videotron’s $1.99 billion debt ($1.81 billion at December 31, 2008), Sun Media Corporation’s $293.5 million debt ($294.3 million at December 31, 2008), Osprey Media’s $129.6 million debt ($134.1 million at December 31, 2008), TVA Group’s $102.9 million debt ($93.9 million at December 31, 2008) and Quebecor Media’s $2.04 billion corporate debt ($2.01 billion at December 31, 2008).
As of March 31, 2009, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:
Table 11
Aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter
(in millions of Canadian dollars)

2009	$40.2
2010	302.8
2011	15.4
2012	706.7
2013	839.0
2014 and thereafter	2,593.5

Total	$4,497.6

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.9 years as of March 31, 2009 (5.7 years as of December 31, 2008). The debt comprises approximately 70.4 % fixed-rate debt and 29.6 % floating-rate debt.
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. Despite the impact of the current crisis on access to capital markets, the Company believes it will be able to meet future debt payments, which are staggered over the coming years.
Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At March 31, 2009, the Company was in compliance with all required financial ratios.
Dividends declared and paid
•	On February 24, 2009, the Board of Directors of Quebecor Media declared a dividend of $18.75 million, which was paid to shareholders on February 25, 2009.

•	On April 9, 2009, the Board of Directors of Quebecor Media declared and paid a dividend of $18.75 million.
AWS: On September 10, 2008, Quebecor Media confirmed its intention to invest between $800.0 million and $1.0 billion in its AWS network over the next four years, including the cost of building out its network in Québec and the $554.6 million already disbursed for the purpose of acquiring 17 operating licences, and projected operating losses in the first years of commercial operation. Quebecor Media plans to finance future disbursements from funds generated by operations and, if necessary, available unused lines of credit. Plans call for the new High Speed Packet Access (HSPA) network to be operational within 9 to 15 months.

Table 12
Consolidated balance sheet of Quebecor Media
Analysis of main variances between December 31, 2008 and March 31, 2009
(in millions of Canadian dollars)

	March 31	Dec. 31
	2009	2008	Difference	Main reasons for difference

Assets

Cash and cash equivalents	$115.1	$22.5	$92.6	Issuance of debt by Videotron

Accounts receivable	426.2	483.9	(57.7)	Impact of current variances in activity, including decreased revenues in Newspapers segment.

Inventory and investment in television products and films	170.7	189.3	(18.6)	Reduced inventory of CDs, books and videos at Archambault stores and impact of seasonal fluctuation in activities at TVA Group.

Property, plant and equipment	2,251.4	2,215.2	36.2	Additions to property, plant and equipment (see “Investing Activities” above), less amortization.

Net derivative financial instruments[1]	312.0	200.6	111.4	See “Financing Activities” above.

Liabilities

Accounts payable and accrued charges	638.5	793.7	(155.2)	Payment of accounts payable related to holiday period purchases in the Leisure and Entertainment segment; payment of fees and purchases made in late 2008, including purchases of subscriber equipment, in the Cable segment.

Long-term debt, including short-term portion and bank indebtedness	4,554.8	4,347.3	207.5	See “Financing Activities” above.

Net future tax liabilities[2]	296.7	241.8	54.9	Use of tax benefits and of capital cost allowance.

[1]	Long-term assets less long-term liabilities

[2]	Long-term liabilities less current and long-term assets
ADDITIONAL INFORMATION
Contractual Obligations
At March 31, 2009, material contractual obligations included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments. Table 13 below shows a summary of those contractual obligations.

Table 13
Contractual obligations of Quebecor Media as of March 31, 2009
(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long-term debt	$4,497.6	$40.2	$318.2	$1,545.7	$2,593.5
Interest payments[1]	1,901.0	279.8	545.0	497.6	578.6
Operating leases	337.8	58.9	80.6	55.7	142.6
Additions to property, plant and equipment and other commitments	95.8	57.1	32.1	3.6	3.0
Derivative financial instruments[2]	(271.7)	(0.3)	(0.5)	40.7	(311.6)

Total contractual obligations	6,560.5	435.7	975.4	2,143.3	3,006.1

[1]	Estimated interest payable on long-term debt, based on interest rates, hedging interest rates and hedging of foreign exchange rates as of March 31, 2009.

[2]	Estimated future receipts, net of disbursements related to derivative financial instruments used for foreign exchange hedging.
Financial Instruments
Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
As at March 31, 2009, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Cable segment, including equipment for the AWS network. As well, Quebecor Media has entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss Francs, on purchases of printing presses and related equipment.
Quebecor Media does not hold or use any derivative financial instruments for trading purposes.
Certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.
The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a credit default premium to a net exposure by the counterparty or by the Company (see Table 14).

Table 14
Fair value of derivative financial instruments
(in millions of dollars)

		March 31, 2009			December 31, 2008

		Notional	Book value		Notional	Book value
		value	and fair value		value	and fair value
			asset (liability)			asset (liability)

Derivative financial instruments:
Interest rate swap agreements	CA$	217.1	(8.0)	CA$	217.2	(7.5)
Foreign exchange forward contracts:
— In US$	US$	283.7	7.0	US$	274.5	9.0
— In €	€	12.5	0.5	€	12.9	0.1
— In CHF	CHF	0.1	—	CHF	2.3	—
Exchange rate and interest rate swap agreements	US$	3,309.5	312.5	US$	3,050.4	199.0

In the first quarter of 2009 Quebecor Media recorded an $11.5 million gain on embedded derivative financial instruments that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($2.9 million in the first quarter of 2008). A foreign-exchange loss of $4.3 million ($5.7 million in the first quarter of 2008) was recognized in connection with the financial instruments hedged by the derivatives. In the first quarter of 2009, Quebecor Media recorded a $7.0 million gain on the ineffective portion of fair value hedging relationships ($3.6 million loss in the first quarter of 2008). Finally, a gain of $6.4 million was recorded under other comprehensive income in the first quarter of 2009 in relation to cash flow hedging relationships ($27.1 million in the first quarter of 2008).
Related Party Transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Operating transactions
During the first quarter ended March 31, 2009, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $6.2 million ($1.1 million in the first quarter of 2008), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.1 million ($0.1 million in the first quarter of 2008). These transactions were concluded and accounted for at the exchange amount.
During the first quarter ended March 31, 2009, the Company, received interest of $0.1 million ($0.2 million in the first quarter of 2008) from Quebecor.
Management arrangements
The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. In the first quarter of 2009, the Company received an amount of $0.5 million, which is included as a reduction in selling and administrative expenses ($0.8 million in the first quarter of 2008).
In the first quarter of 2009, Quebecor Media also paid management fees of $0.2 million and $0.1 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (« CDP Capital »), the same amounts as for the first quarter of 2008

Changes in Accounting Policies
Current changes in accounting policies under Canadian GAAP
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense when they are incurred. Consequently, the Company adjusted opening retained earnings as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment. As a result of the adoption of this section, the adjustments were recorded in the consolidated financial statements (refer to note 2 to consolidated financial statements for more details about these adjustments)
Current changes in accounting policies under US GAAP
As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in Consolidated Financial Statements.
The provisions of SFAS 141R applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.
The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.
On January 1, 2009, the Company adopted the provisions of SFAS 157, Fait Value Measurements, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.
Recent Accounting Developments in Canada
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (IFRS).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB“). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and it has also engaged an external expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.
The conversion project consists of four phases:
“Diagnostic” Phase — This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first time IFRS adopters, and a high-level assessment of potential consequences to financial reporting, business processes, internal controls, and information systems.
“Design and Solutions Development” Phase —This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.
“Implementation” Phase — This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.
“Post Implementation” Phase — This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and the testing of the internal controls environment.
The Company has completed the diagnostic phase and the project design, and is currently developing the project implementation strategy. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.
Forward looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	our ability to successfully build and deploy our new wireless services network on the timeline that we are targeting, and to implement successfully our strategy of becoming a facilities-based wireless provider;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully restructure our newspapers operations to optimize their efficiency in the context of the changing newspapers industry;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, included under the section “Item 3. Key Information — Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2009	2008
		(restated, note 2)
Revenues

Cable	$477.5	$ 430.6
Newspapers	245.5	278.1
Broadcasting	109.8	106.5
Leisure and Entertainment	64.1	62.6
Interactive Technologies and Communications	22.7	20.6
Head Office and inter-segment	(23.4)	(21.3)

	896.2	877.1

Cost of sales and selling and administrative expenses	623.7	624.4
Amortization	83.9	77.5
Financial expenses (note 3)	54.6	67.4
(Gain) loss on valuation and translation of financial instruments (note 4)	(14.2)	6.4
Restructuring of operations and other special items (note 5)	3.4	1.6

Income before income taxes and non-controlling interest	144.8	99.8
Income taxes:
Current	(0.8)	(1.1)
Future	37.4	41.1

	36.6	40.0

	108.2	59.8
Non-controlling interest	(3.0)	(2.6)

Income from continuing operations	105.2	57.2
Income from discontinued operations	—	2.3

Net income	$105.2	$ 59.5

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2009	2008
		(restated, note 2)
Income from continuing operations before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other special items, income taxes and non-controlling interest

Cable	$223.6	$ 196.6
Newspapers	29.7	46.0
Broadcasting	12.4	11.0
Leisure and Entertainment	0.8	(1.6)
Interactive Technologies and Communications	0.4	(0.7)
Head Office	5.6	1.4

	$272.5	$ 252.7

Amortization
Cable	$62.0	$ 56.0
Newspapers	14.7	15.4
Broadcasting	3.6	3.3
Leisure and Entertainment	2.4	1.8
Interactive Technologies and Communications	1.1	0.9
Head Office	0.1	0.1

	$83.9	$ 77.5

Additions to property, plant and equipment
Cable	$101.8	$ 86.5
Newspapers	10.5	34.3
Broadcasting	5.0	1.8
Leisure and Entertainment	0.7	1.4
Interactive Technologies and Communications	0.8	0.5
Head Office	0.1	—

	$118.9	$ 124.5

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2009	2008
		(restated, note 2)

Net income	$105.2	$ 59.5

Other comprehensive (loss) income:
Unrealized (loss) gain on translation of net investments in foreign operations	(0.1)	2.3
(Loss) gain on valuation of derivative financial instruments, net of income taxes of $8.9 million in 2009 ($9.5 million in 2008)	(2.5)	17.6

	(2.6)	19.9

Comprehensive income	$102.6	$ 79.4

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)
(unaudited)

				Accumulated other	Total
	Capital Stock	Contributed		comprehensive loss	shareholders’
	(note 9)	surplus	Deficit	(note 10)	equity

Balance as of December 31, 2007, as previously reported	$1,752.4	$3,217.2	$(2,528.7)	$ 9.4	$2,450.3
Cumulative effect of changes in accounting policies (note 2)	—	—	(2.3)	—	(2.3)

Balance as of December 31, 2007, as restated	1,752.4	3,217.2	(2,531.0)	9.4	2,448.0
Net income (note 2)	—	—	59.5	—	59.5
Related party transaction	—	(2.7)	—	—	(2.7)
Other comprehensive income	—	—	—	19.9	19.9

Balance as of March 31, 2008, as restated	1,752.4	3,214.5	(2,471.5)	29.3	2,524.7
Net loss (note 2)	—	—	(438.2)	—	(438.2)
Dividends	—	—	(65.0)	—	(65.0)
Other comprehensive loss	—	—	—	(79.5)	(79.5)

Balance as of December 31, 2008, as restated	1,752.4	3,214.5	(2,974.7)	(50.2)	1,942.0
Net income	—	—	105.2	—	105.2
Dividends	—	—	(18.8)	—	(18.8)
Other comprehensive loss	—	—	—	(2.6)	(2.6)

Balance as of March 31, 2009	$1,752.4	$3,214.5	$(2,888.3)	$ (52.8)	$2,025.8

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2009	2008
		(restated, note 2)
Cash flows related to operating activities
Income from continuing operations	$105.2	$ 57.2
Adjustments for:
Amortization of property, plant and equipment	72.1	68.3
Amortization of intangible assets	11.8	9.2
(Gain) loss on valuation and translation of financial instruments (note 4)	(14.2)	6.4
Amortization of financing costs and long-term debt discount	2.1	2.0
Non-controlling interest	3.0	2.6
Future income taxes	37.4	41.1
Other	1.8	0.5

	219.2	187.3
Net change in non-cash balances related to operations	(84.8)	(136.8)

Cash flows provided by operations	134.4	50.5

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(1.0)	(86.3)
Business disposals, net of cash and cash equivalents	6.4	1.2
Additions to property, plant and equipment	(118.9)	(124.5)
Additions to intangible assets	(23.9)	(14.0)
Other	0.6	(1.6)

Cash flows used in investing activities	(136.8)	(225.2)

Cash flows related to financing activities
Net increase in bank indebtedness	20.2	37.6
Issuance of long-term debt, net of financing fees (note 8)	325.5	0.5
Net (repayments) borrowings under revolving bank facilities	(217.5)	140.3
Repayment of long-term debt	(14.0)	(8.4)
Dividends	(18.8)	—
Other	(0.3)	1.9

Cash flows provided by financing activities	95.1	171.9

Net increase (decrease) in cash and cash equivalents	92.7	(2.8)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.1)	0.4
Cash and cash equivalents at beginning of period	22.5	26.1

Cash and cash equivalents at end of period	$115.1	$ 23.7

Cash and cash equivalents consist of
Cash	$8.9	$ 0.1
Cash equivalents	106.2	23.6

	$115.1	$ 23.7

Cash interest payments	$51.3	$ 57.6
Cash income tax payments (net of refunds)	5.1	12.1

See accompanying notes to consolidated financial statements.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)
(unaudited)

	March 31	December 31
	2009	2008
		(restated, note 2)
Assets

Current assets
Cash and cash equivalents	$115.1	$ 22.5
Accounts receivable	426.2	483.9
Income taxes	9.3	9.4
Amounts receivable from parent company	4.8	5.3
Inventories and programs, broadcast and distribution rights	170.7	189.3
Prepaid expenses	45.5	31.0
Future income taxes	80.6	102.8

	852.2	844.2

Property, plant and equipment	2,251.4	2,215.2
Intangible assets	996.9	985.9
Derivative financial instruments (note 8)	412.8	317.9
Other assets	107.5	102.2
Future income taxes	14.7	12.3
Goodwill (note 7)	3,515.3	3,516.7

	$8,150.8	$ 7,994.4

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$31.7	$ 11.5
Accounts payable and accrued charges	638.5	793.7
Deferred revenue	228.0	224.0
Income taxes	2.6	9.8
Current portion of long-term debt (note 8)	40.2	37.1

	941.0	1,076.1

Long-term debt (note 8)	4,482.9	4,298.7
Derivative financial instruments (note 8)	100.8	117.3
Other liabilities	100.2	97.7
Future income taxes	392.0	356.9
Non-controlling interest	108.1	105.7

Shareholders’ equity
Capital stock (note 9)	1,752.4	1,752.4
Contributed surplus	3,214.5	3,214.5
Deficit	(2,888.3)	(2,974.7)
Accumulated other comprehensive loss (note 10)	(52.8)	(50.2)

	2,025.8	1,942.0

	$8,150.8	$ 7,994.4

See accompanying notes to consolidated financial statements.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, videos, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.
1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements, with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2009.

2.	CHANGES IN ACCOUNTING POLICIES

Current changes in accounting policies

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense when they are incurred. The Company adjusted opening retained earnings as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment.

As a result of the adoption of these new rules, the following tables summarize the adjustments that were recorded in the consolidated financial statements:

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES (continued)

Current changes in accounting policies (continued)

Balance sheet

	As of December	As of December
Increase (decrease)	31, 2008	31, 2007

Property, plant and equipment	$(119.5)	$(61.8)
Intangible assets	127.3	61.8
Other assets	(9.6)	(3.7)
Future income tax liabilities	(0.5)	(1.0)
Deficit	1.0	2.3
Non-controlling interest	(0.3)	(0.4)

Statement of income

Three months ended
Increase (decrease)	March 31, 2008

Cost of sales and selling and administrative expenses	$ (0.3)
Amortization	(0.6)
Future income tax expense	0.3
Non-controlling interest	(0.1)
Net income	0.7

Future changes in accounting policies
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (IFRS).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES (continued)

Future changes in accounting policies (continued)

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

3.	FINANCIAL EXPENSES

	Three months ended March 31
	2009	2008

Interest on long-term debt	$68.0	$64.1
Amortization of financing costs and long-term debt discount	2.1	2.0
Other	(4.8)	1.3

	65.3	67.4
Interest capitalized to the cost of:
Property, plant and equipment	(2.7)	—
Intangible assets	(8.0)	—

	$54.6	$67.4

4.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2009	2008

Gain on embedded derivatives and derivative instruments for which hedge accounting is not used	$(11.5)	$(2.9)
Loss on foreign currency translation of financial instruments for which hedge accounting is not used	4.3	5.7
(Gain) loss on ineffective portion of fair value hedges	(7.0)	3.6

	$(14.2)	$6.4

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

5.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

Newspapers segment

During the three-month period ended March 31, 2009, restructuring charges of $2.7 million were recorded for new restructuring initiatives in the Newspapers segment operations across Canada. The amount primarily relates to severances for the elimination of positions.

Continuity of restructuring cost payable:

Balance as of December 31, 2008	$29.7
Initiatives	2.7
Payments	(12.1)

Balance as of March 31, 2009	$20.3

Other segments
During the three-month period ended March 31, 2009, restructuring and other special items of $0.7 million were also recorded in other segments.
6.	PENSION PLANS

The Company maintains defined benefit and defined contribution pension plans for its employees. The total costs were as follows:

	Three months ended March 31
	2009	2008

Pension plans:
Defined benefit plans	$5.6	$6.5
Defined contribution plans	2.7	2.8

	$8.3	$9.3

7.	GOODWILL

In the fourth quarter of 2008, the Company determined that the adverse financial and economic environment prevailing at that time triggered a goodwill impairment test at the Newspapers, Leisure and Entertainment, and Interactive Technologies and Communications reporting units. As a result, the Company concluded that these reporting units’ goodwill was impaired. The Company is still in the process of finalizing the second step of the goodwill impairment test. Any adjustment to the goodwill impairment recorded in the fourth quarter of 2008 will be recognized in a subsequent reporting period.

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

8.	LONG-TERM DEBT

On March 5, 2009, Videotron Ltd. (“Videotron”) issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of financing fees of $6.9 million. The Senior Notes bear interest at 9.125% for an effective interest rate of 9.35%, payable every six months on June 15 and December 15, and will mature on April 15, 2018. These notes are unsecured and contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron at a decreasing premium, commencing April 15, 2013. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at a foreign exchange rate of 1.2965.

Components of the long-term debt are as follows:

	March 31,	December 31,
	2009	2008

Long-term debt	$4,497.6	$4,300.6
Change in fair value related to hedged interest rate risks	52.9	52.0
Adjustment related to embedded derivatives	18.9	24.7
Financing fees, net of amortization	(46.3)	(41.5)

	4,523.1	4,335.8
Less current portion	40.2	37.1

	$4,482.9	$4,298.7

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

9.	CAPITAL STOCK
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.
(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2008 and March 31, 2009	123,602,807	$1,752.4

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

9.	CAPITAL STOCK (continued)
(c)	Stock-based compensation

The following table provides details of changes to outstanding options in the main stock-based compensation plans of the Company and its subsidiaries for the three-month period ended March 31, 2009:

		Outstanding options

		Weighted average
	Number	exercise price

Quebecor Media

As of December 31, 2008:	3,843,297	$ 41.05
Granted	118,000	37.91
Exercised	(174,840)	25.72
Cancelled	(90,000)	38.92

As of March 31, 2009	3,696,457	$ 41.73

Vested options as of March 31, 2009	221,421	$ 31.38

TVA Group Inc.

As of December 31, 2008 and as of March 31, 2009	975,155	$ 16.16

Vested options as of March 31, 2009	233,110	$ 18.91

During the three-month period ended March 31, 2009, a net reversal of the consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $0.8 million (a net reversal of $2.0 million in 2008).
During the three-month period ended March 31, 2009, 174,840 stock options were exercised for a cash consideration of $2.2 million (2,662,913 stock options for $88.1 million in 2008).
10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as of December 31, 2007	$ (3.1)	$12.5	$9.4

Other comprehensive income	2.3	17.6	19.9

Balance as of March 31, 2008	(0.8)	30.1	29.3

Other comprehensive income (loss)	2.7	(82.2)	(79.5)

Balance as of December 31, 2008	1.9	(52.1)	(50.2)

Other comprehensive loss	(0.1)	(2.5)	(2.6)

Balance as of March 31, 2009	$ 1.8	$(54.6)	$(52.8)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 -year period.

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of the material differences on the Company’s consolidated financial statements between Canadian and U.S. GAAP.
(a)	Consolidated statements of income

	Three months ended March 31
	2009	2008
		(restated, note 2
		and note 11(vii))

Net income as per Canadian GAAP	$105.2	$ 59.5
Non-controlling interest as per Canadian GAAP (vii)	3.0	2.8
Adjustments:
Pension and postretirement benefits (i)	0.1	0.7
Changes in fair values and ineffective portion of derivative instruments (ii)	(0.2)	(9.2)
Stock-based compensation (iii)	(5.2)	(0.4)
Income taxes (iv)(vi)	4.0	(1.7)

	(1.3)	(10.6)

Net income as adjusted as per U.S. GAAP	$106.9	$ 51.7

Attributable to (vii):
Equity shareholders	$101.7	$ 48.9
Non-controlling interest	5.2	2.8

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Consolidated statements of comprehensive income

	Three months ended March 31
	2009	2008
		(restated, note 2
		and note 11(vii))

Comprehensive income as per Canadian GAAP	$102.6	$ 79.4
Non-controlling interest as per Canadian GAAP (vii)	3.0	3.1
Other adjustments to net income as per (a) above	(1.3)	(10.6)
Adjustments to other comprehensive income:
Pension and postretirement benefits (i)	0.1	1.1
Derivative instruments (ii)	(5.2)	13.2
Income taxes (iv)	0.7	(1.4)

	(4.4)	12.9

Comprehensive income as per U.S. GAAP	$99.9	$ 84.8

Attributable to (vii):
Equity shareholders	$94.6	$ 81.6
Non-controlling interest	5.3	3.2

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets

		March 31, 2009		December 31, 2008
	Canada	United States	Canada	United States
			(restated -
			note 2)

Other assets	$107.5	$ 75.9	$102.2	$ 72.0
Long-term future income tax assets	14.7	19.2	12.3	15.7
Current liabilities	(941.0)	(942.4)	(1,076.1)	(1,074.0)
Long-term debt	(4,482.9)	(4,471.0)	(4,298.7)	(4,281.5)
Other liabilities	(100.2)	(100.0)	(97.7)	(94.8)
Long-term future income tax liabilities	(392.0)	(372.7)	(356.9)	(343.7)
Contributed surplus (v)(vi)	(3,214.5)	(3,412.3)	(3,214.5)	(3,412.3)
Deficit	2,888.3	3,076.2	2,974.7	3,159.1
Accumulated other comprehensive loss	52.8	59.6	50.2	52.5
Non-controlling interest	(108.1)	(107.9)	(105.7)	(103.2)

The accumulated other comprehensive loss as of March 31, 2009 and December 31, 2008 is as follows:

	March 31,	December 31,
	2009	2008

Accumulated other comprehensive loss as per Canadian GAAP	$(52.8)	$(50.2)
Adjustments:
Pension and postretirement benefits (i)	(12.4)	(12.5)
Derivative instruments (ii)	(0.2)	5.0
Income taxes (iv)	5.8	5.2

	(6.8)	(2.3)

Accumulated other comprehensive loss as per U.S. GAAP	$(59.6)	$(52.5)

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(i)	Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)	Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii)	Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv)	Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(v)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(vi)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month period ended March 31, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

11. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(vii)	As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements.

The provisions of SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures have been restated.

(viii)	As a result of the adoption of CICA Section 3064 (note 2), the accounting rules related to start-up costs have been harmonized with U.S. GAAP and, accordingly, a U.S. GAAP adjustment in connection with these costs is no longer required. The prior period U.S. GAAP adjustment has been restated since the new rules under Canadian GAAP were applied retroactively with restatement of prior period figures.

(ix)	On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

18

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	(s) Jean-François Pruneau
Jean-François Pruneau
Vice President, Finance

Date: May 22, 2009